UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Euroseas, Ltd.

(Name of Issuer)

Common Shares, $0.03 par value

(Title of Class of Securities)

Y23592200

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 6 Pages

SCHEDULE 13D
CUSIP No. Y23592200		Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,245,512 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,245,512 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,245,512 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC, which is the registered holder of the Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of Euroseas Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Series B Preferred Shares are initially convertible into the number of Common Shares of Euroseas Ltd. reported above.
(2)	Based on (a) 8,195,760 Common Shares of Euroseas Ltd. outstanding as of December 31, 2015 as reported by Euroseas Ltd. in its Report on Form 6-K filed with the Securities and Exchange Commission on February 18, 2016 and (b) 2,245,512 Common Shares of Euroseas Ltd. issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. Y23592200	Page 3 of 6

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2014 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 20, 2014 and Amendment No. 2 to Schedule 13D filed with the Commission on January 14, 2016, relating to Common Shares, $0.03 par value (the “Common Shares”), of Euroseas Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

On March 3, 2016, the Reporting Person filed an Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (the “Amended and Restated Statement of Designation”) with the Registrar of Corporations of the Republic of the Marshall Islands. The following is a summary of the material terms that were amended in connection with the filing of the Amended and Restated Statement of Designation. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Amended and Restated Statement of Designation, which has been filed as Exhibit 1 hereto and is incorporated herein by reference.

Statement of Designation

Conversion Rights

Optional Conversion. Each Series B Preferred Share is convertible at any time, at the election of the holder, into the number of Common Shares equal to the Conversion Rate.

Mandatory Conversion. After January 29, 2016, each Series B Preferred Share will automatically be converted into the number of Common Shares equal to the Conversion Rate if all of the following occur: (a) the Issuer completes an underwritten public offering of Common Shares at a public offering price of at least $25.00 per Common Share resulting in gross proceeds of at least $40 million (subject to adjustment in the event that the Reporting Person declines to participate in such offering by including Common Shares it beneficially owns in such offering); (b) the volume-weighted average trading price of the Common Shares is at least $25.00 for 37 consecutive trading days prior to the announcement of such public offering; and (c) either there is an effective registration statement covering the resale of the Common Shares issuable upon such mandatory conversion or such Common Shares may be resold without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended.

The “Conversion Rate” means (a) the Liquidation Preference divided by (b) the Conversion Price (as defined below) then in effect, subject to certain anti-dilution adjustments.

The “Conversion Price” means $12.25 and is subject to adjustment, including in the event of (a) a stock split or subdivision of the Common Shares, (b) payment by the Issuer of a dividend in Common Shares to the holders of Common Shares or (c) a private offering of Common Shares by the Issuer at less than the then-applicable volume-weighted average trading price of the Common Shares. Further, in the event of a default in the payment of dividends on the Series B Preferred Shares, the Conversion Price shall equal (i) $10.76 during the first six months during which such default exists

CUSIP No. Y23592200	Page 4 of 6

(subject to adjustment as described above), and (ii) $9.25 if such default continues for more than six months (subject to adjustment as described above). If the Issuer cures any such dividend payment default, the Conversion Price shall thereafter remain at the level it was immediately prior to such cure (subject to adjustment as described above).

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed with the Commission by the Issuer on March 4, 2016).

CUSIP No. Y23592200	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2016	TENNENBAUM CAPITAL PARTNERS, LLC, a
Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
	Name:	Elizabeth Greenwood
	Title:	General Counsel & Chief Compliance Officer

CUSIP No. Y23592200	Page 6 of 6

EXHIBIT INDEX

Exhibit 1	Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed with the Commission by the Issuer on March 4, 2016).